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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person

   Evslin                Tom                        I
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o ITXC Corp.
--------------------------------------------------------------------------------
                                    (Street)

   600 College Road East
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

   Princeton              NJ                      08540
================================================================================
2. Issuer Name and Ticker or Trading Symbol

   ITXC Corp. - ITXC
================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)


================================================================================
4. Statement for Month/Year

   November 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)


================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

Mr.Evslin is Chairman, Chief Executive Officer, President; Ms. Evslin is Vice President, Customer Success (but not a director)

================================================================================

7.  Individual or Joint/Group Filing (Check Applicable Line)

    [  ] Form filed by One Reporting Person
    [X ] Form filed by More than One Reporting Persion

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                               6.
                                                                 4.                              5.            Owner-
                                                                 Securities Acquired (A) or      Amount of     ship
                                                    3.           Disposed of (D)                 Securities    Form:    7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially  Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End  (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month      Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3     (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)        (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            11/24/00        P               80,000     A     $8.0625
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                            11/27/00        P               20,000     A     $8.50   4,631,662(1)     D  Jointly owned
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       823,104(2)(3)  D  By Mr. Evslin
                                                                                                                     directly
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       715,275(4)(5)  D  By Ms. Evslin
                                                                                                                     directly
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                       143,893(4)(5)  I  By Ms. Evslin
                                                                                                                     as trustee of
                                                                                                                     grantor
                                                                                                                     retained
                                                                                                                     annuity trust
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                         7,000(3)(4)  I  By adult child
                                                                                                                     living in the
                                                                                                                     Evslins' home
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Gives effect to gifts made by the filers hereof, which transfers are permitted to be reported on a deferred basis and will be reported by the filers hereof on a Form 5 within 45 days after the end of this calendar year.
(2) Includes shares distributed from a fund, which transfer is permitted to be reported on a deferred basis and will be reported by the filers hereof on a Form 5 within 45 days after the end of this calendar year.
(3) Ms. Evslin disclaims beneficial ownership of the shares owned by Mr. Evslin and by the adult child who lives in her home.
(4) Mr. Evslin disclaims beneficial ownership of the shares owned by Ms. Evslin, by Ms. Evslin as trustee of a grantor retained annuity trust and by the adult child who lives in his home.
(5) Ms. Evslin's grantor retained annuity trust made a distribution to Ms. Evslin in accordance with the trust agreement, which transfer is permitted to be reported on a deferred basis and will be reported by the filers hereof on a Form 5 within 45 days after the end of this calendar year.




Tom I. Evslin
By:/s/ Peter H. Ehrenberg
________________________________                          November 28, 2000
 **Signature of Reporting Person                          Date
   Peter H. Ehrenberg, Esq.,
   Attorney-in-Fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

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       contained in this form are not required unless the form displays a
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